================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                              CARREKER CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    144433109
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)
                                  Phil Frohlich
                          1924 South Utica, Suite #1120
                           Tulsa, Oklahoma 74104-6429
                                 (918) 747-3412
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                             Lynnwood R. Moore, Jr.
                              Conner & Winters, LLP
                        15 East Fifth Street, Suite 3700
                           Tulsa, Oklahoma 74103-4344
                                 (918) 586-5691

                                November 29, 2005
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
================================================================================

-------------------                                                 ------------
CUSIP No. 144433109                     13D                         PAGE 2 OF 18
-------------------                                                 ------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         PRESCOTT GROUP CAPITAL MANAGEMENT, L.L.C.
-------  -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[ ]

-------  -----------------------------------------------------------------------
   3     SEC USE ONLY

-------  -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------  -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)
                                                                             [ ]
-------  -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Oklahoma
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            1,819,604
   NUMBER OF      --------  ----------------------------------------------------
    SHARES            8     SHARED VOTING POWER
 BENEFICIALLY               0
   OWNED BY
     EACH         --------  ----------------------------------------------------
  REPORTING           9     SOLE DISPOSITIVE POWER
 PERSON WITH
                            1,819,604
                  --------  ----------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,819,604
-------  -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                             [ ]
-------  -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.4%
-------  -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         IA
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------                                                 ------------
CUSIP No. 144433109                     13D                         PAGE 3 OF 18
-------------------                                                 ------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         PRESCOTT GROUP AGGRESSIVE SMALL CAP, L.P.
-------  -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[ ]

-------  -----------------------------------------------------------------------
   3     SEC USE ONLY

-------  -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------  -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)
                                                                             [ ]
-------  -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Oklahoma
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            0
   NUMBER OF      --------  ----------------------------------------------------
    SHARES            8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                 1,737,636
     EACH         --------  ----------------------------------------------------
  REPORTING           9     SOLE DISPOSITIVE POWER
 PERSON WITH
                            0
                  --------  ----------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                            1,737,636
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,737,636
-------  -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                             [ ]
-------  -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.1%
-------  -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------                                                 ------------
CUSIP No. 144433109                     13D                         PAGE 4 OF 18
-------------------                                                 ------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         PRESCOTT GROUP AGGRESSIVE SMALL CAP II, L.P.
-------  -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[ ]

-------  -----------------------------------------------------------------------
   3     SEC USE ONLY

-------  -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------  -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)
                                                                             [ ]
-------  -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Oklahoma
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            0
   NUMBER OF      --------  ----------------------------------------------------
    SHARES            8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                 1,737,636
     EACH         --------  ----------------------------------------------------
  REPORTING           9     SOLE DISPOSITIVE POWER
 PERSON WITH
                            0
                  --------  ----------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                            1,737,636
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,737,636
-------  -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                             [ ]
-------  -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.1%
-------  -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------                                                 ------------
CUSIP No. 144433109                     13D                         PAGE 5 OF 18
-------------------                                                 ------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         PRESCOTT GROUP MID CAP, L.P.
-------  -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[ ]

-------  -----------------------------------------------------------------------
   3     SEC USE ONLY

-------  -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------  -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)
                                                                             [ ]
-------  -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Oklahoma
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            22,100
   NUMBER OF      --------  ----------------------------------------------------
    SHARES            8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                 0
     EACH         --------  ----------------------------------------------------
  REPORTING           9     SOLE DISPOSITIVE POWER
 PERSON WITH
                            22,100
                  --------  ----------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         22,100
-------  -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                             [ ]
-------  -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.1%
-------  -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------                                                 ------------
CUSIP No. 144433109                     13D                         PAGE 6 OF 18
-------------------                                                 ------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         PRESCOTT GROUP AGGRESSIVE MID CAP, L.P.
-------  -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[ ]

-------  -----------------------------------------------------------------------
   3     SEC USE ONLY

-------  -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------  -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)
                                                                             [ ]
-------  -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Oklahoma
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            59,868
   NUMBER OF      --------  ----------------------------------------------------
    SHARES            8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                 0
     EACH         --------  ----------------------------------------------------
  REPORTING           9     SOLE DISPOSITIVE POWER
 PERSON WITH
                            59,868
                  --------  ----------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         59,868
-------  -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                             [ ]
-------  -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.2%
-------  -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------                                                 ------------
CUSIP No. 144433109                     13D                         PAGE 7 OF 18
-------------------                                                 ------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         PHIL FROHLICH
-------  -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[ ]

-------  -----------------------------------------------------------------------
   3     SEC USE ONLY

-------  -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         PF
-------  -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)
                                                                             [ ]
-------  -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. CITIZEN
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            1,826,909
   NUMBER OF      --------  ----------------------------------------------------
    SHARES            8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                 0
     EACH         --------  ----------------------------------------------------
  REPORTING           9     SOLE DISPOSITIVE POWER
 PERSON WITH
                            1,826,909
                  --------  ----------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,826,909
-------  -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                             [ ]
-------  -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.4%
-------  -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D
                                  ------------

     This Amendment No. 2 to Schedule 13D (the "Schedule 13D") is being filed on behalf of Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company ("Prescott Capital"), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership ("Prescott Small Cap"), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership ("Prescott Small Cap II" and together with Prescott Small Cap, the "Small Cap Funds"), Prescott Group Mid Cap, L.P., an Oklahoma limited partnership ("Prescott Mid Cap"), Prescott Group Aggressive Mid Cap, L.P., an Oklahoma limited partnership ("Prescott Aggressive Mid Cap" and together with Prescott Small Cap, Prescott Small Cap, II and Prescott Mid Cap the "Prescott Group Funds") and Mr. Phil Frohlich the principal of Prescott Capital, relating to shares of common stock of Carreker Corporation, a Delaware corporation (the "Issuer").

     This Schedule 13D relates to shares of common stock, $0.01 par value (the "Common Stock") of the Issuer purchased by the Small Cap Funds through the account of Prescott Group Aggressive Small Cap Master Fund, G.P., an Oklahoma general partnership ("Prescott Master Fund"), of which the Small Cap Funds are the general partners. Prescott Capital serves as the general partner of the Small Cap Funds and may direct the Small Cap Funds, the general partners of Prescott Master Fund, to direct the vote and disposition of the 1,737,636 shares of Common Stock held by the Prescott Master Fund. Prescott Capital also serves as the general partner of Prescott Mid Cap and Prescott Aggressive Mid Cap and may direct the vote and disposition of the 22,100 shares of Common Stock held by Prescott Mid Cap and the 59,868 shares of Common Stock held by Prescott Aggressive Mid Cap. As the principal of Prescott Capital, Mr. Frohlich may direct the vote and disposition of the 1,737,636 shares of Common Stock held by Prescott Master Fund, 22,100 shares of Common Stock held by Prescott Mid Cap, 59,868 shares of Common Stock held by Prescott Aggressive Mid Cap, and 7,305 shares of Common Stock held by himself, individually.

     This Amendment No. 2 is being filed to amend the disclosures under Item 4 Purpose of the Transaction below contained in the Schedule 13D Amendment No. 1 filed on behalf of the Reporting Persons on August 11, 2005.

ITEM 1.   SECURITY AND ISSUER

          SECURITIES ACQUIRED: Shares of Common Stock, $.01 Par Value (the "Common Stock").

          ISSUER:  Carreker Corporation
                   4055 Valley View Lane, Suite 1000
                   Dallas, Texas  75244

ITEM 2.   IDENTITY AND BACKGROUND

          (a) This Statement is jointly filed by Prescott Capital, Prescott Small Cap, Prescott Small Cap, II, Prescott Mid Cap, Prescott Aggressive Mid Cap and Phil Frohlich. Because Phil Frohlich is the managing member of Prescott Capital, which is the general partner of Prescott Group Funds (with Phil Frohlich and Prescott Capital hereinafter referred to as the "Controlling Persons"), the Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act") to be the beneficial owners of all shares of Common Stock held by Prescott Group Funds. The Reporting Persons (as hereinafter defined) are filing this Statement jointly, as they may be considered a "group" under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

          (b) The principal place of business for each of the Reporting Persons is 1924 South Utica, Suite #1120, Tulsa, Oklahoma, 74104.

          (c) The principal occupation of Phil Frohlich is serving as the managing member of Prescott Capital. The principal business of Prescott Capital is acting as the general partner of Prescott Group Funds. The principal business of the Prescott Group Funds is investing in securities.

          (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Prescott Capital and Prescott Group Funds are organized under the laws of the State of Oklahoma. Mr. Frohlich is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

     As of December 5, 2005, Prescott Group Funds and Phil Frohlich had invested $10,378,000 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer. The source of these funds was the working capital of Prescott Group Funds and the personal funds of Phil Frohlich.

ITEM 4.   PURPOSE OF THE TRANSACTION

     Prescott Group Funds and Phil Frohlich (together, the "Reporting Persons") purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities, and the availability of Common Stock at desirable prices, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Common Stock in open market or private transactions on such terms and at such times as the Reporting Persons deem advisable.

     On November 29, 2005, Reporting Persons made a formal demand to the Issuer for the inspection of books and records pursuant to Section 220 of the Delaware General Corporate Law (see Exhibit 2). This action was taken by the Reporting Persons in response to their ongoing concern over the Issuer's excessive level of general & administrative expenses. Reporting Persons' concerns regarding Issuer's spending and overall company performance were recently heightened by the election of an additional non-independent director to replace an independent director who resigned without explanation. The Reporting Persons view access to the Issuer's books and records as a necessary precedent to any actions which the Reporting Persons might take to influence the Issuer's future management and direction.

     The Reporting Persons note that several direct competitors to the Issuer have recently been sold at significantly higher valuation metrics than the Issuer current enjoys. Given the continued lack of business execution by the Issuer over the last several years, Reporting Persons may decide to push for the formation of an independent committee to evaluate any and all strategic alternatives. The Reporting Persons believe that Issuer's broad product line and extremely strong customer list may well make it worth more to a larger strategic acquirer than the value it can derive as an independent operating entity.

     The Reporting Persons reserve the right to take any and all actions as they deem appropriate with respect to their investment including, without limitation, communicating with other shareholders, conducting solicitations or withholding campaigns under the proxy rules, purchasing additional Common Stock in the open market or through proposals to the Issuer and its stockholders, selling some or all of their Common Stock or changing their intention with respect to any and all matters referred to in this Item 4. The Reporting Persons may in the future submit to the Issuer nominations of directors for election to the Board of Directors or stockholder proposals as and to the extent, and subject to the limitations contained in, the Issuer's certificate of incorporation and bylaws.

     Except as described above, the Reporting Persons do not have any plans or proposals of the type described in (b)-(j) of Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 24,654,242 shares outstanding, which is the total number of shares of Common Stock outstanding as of August 31, 2005, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on September 8, 2005.

          As of December 5, 2005, Small Cap Funds beneficially owned 1,737,636 shares of Common Stock, representing approximately 7.1% of the issued and outstanding Common Stock of the Issuer.

          As of December 5, 2005, Mid Cap Fund beneficially owned 22,100 shares of Common Stock, representing approximately 0.1% of the issued and outstanding Common Stock of the Issuer.

          As of December 5, 2005, Mid Cap Aggressive Fund beneficially owned 59,868 shares of Common Stock, representing approximately 0.2% of the issued and outstanding Common Stock of the Issuer.

          Prescott Capital as the general partner of Prescott Group Funds may also be deemed to beneficially own the 1,819,604 shares of Common Stock held by Prescott Group Funds, representing approximately 7.4% of the issued and outstanding Common Stock of the Issuer.

          In addition to the 7,305 shares of Common Stock Phil Frohlich individually owns, as managing member of Prescott Capital, the general partner of Prescott Group Funds, he may also be deemed to beneficially own the 1,819,604 shares of Common Stock beneficially owned by Prescott Group Fund.

          Prescott Capital and Mr. Frohlich disclaim beneficial ownership of the shares of Common Stock held by present Group Funds except to the extent of their pecuniary interest therein.

          (b) By virtue of his position with Prescott Capital and Prescott Group Funds, Phil Frohlich has the sole power to vote and dispose of the shares of Common Stock owned by Prescott Group Funds reported in this Statement.

          The filing of this statement on Schedule 13D shall not be construed as admission that Prescott Capital or Mr. Frohlich is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 1,819,604 shares of Common Stock owned by Prescott Group Funds. Pursuant to Rule 13d-4, Prescott Capital and Mr. Frohlich disclaim all such beneficial ownership.

          (c) There have been no acquisitions or dispositions of shares of Common Stock in the past 60 days.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement by and among Prescott Group Capital Management, L.L.C., Prescott Group Aggressive Small Cap, L.P., Prescott Group Aggressive Small Cap II, L.P., Prescott Group Mid Cap, L.P., Prescott Group Aggressive Mid Cap, L.P., and Phil Frohlich dated July 6, 2005. (Included with original Schedule 13D).

Exhibit 2 Formal demand to the Issuer for the inspection of books and records dated November 29, 2005.

                                   SIGNATURES

          After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2005

                               Prescott Group Capital Management, L.L.C.

                               By: /s/ Phil Frohlich
                                   ---------------------------------------------
                                   Phil Frohlich, Managing Member

                               Prescott Group Aggressive Small Cap, L.P.

                               By: Prescott Group Capital Management, L.L.C.,
                                   its general partner

                               By: /s/ Phil Frohlich
                                   ---------------------------------------------
                                   Phil Frohlich, Managing Member

                               Prescott Group Aggressive Small Cap II, L.P.

                               By: Prescott Group Capital Management, L.L.C.,
                                   its general partner

                               By: /s/ Phil Frohlich
                                   ---------------------------------------------
                                   Phil Frohlich, Managing Member

                               Prescott Group Mid Cap, L.P.

                               By: Prescott Group Capital Management, L.L.C.,
                                   its general partner

                               By: /s/ Phil Frohlich
                                   ---------------------------------------------
                                   Phil Frohlich, Managing Member

                               Prescott Group Aggressive Mid Cap, L.P.

                               By: Prescott Group Capital Management, L.L.C.,
                                   its general partner

                               By: /s/ Phil Frohlich
                                   ---------------------------------------------
                                   Phil Frohlich, Managing Member
                                   Phil Frohlich

                               By: /s/ Phil Frohlich
                                   ---------------------------------------------
                                   Phil Frohlich

EXHIBIT 2
---------

                    PRESCOTT GROUP CAPITAL MANAGEMENT, L.L.C.
                          1924 South Utica, Suite #1120
                           Tulsa, Oklahoma 74104-6429



                                November 29, 2005




BY HAND                                        BY FEDERAL EXPRESS

Carreker Corporation                           Carreker Corporation
c/o CT Corporation                             4055 Valley View Lane #1000
1209 Orange Street                             Dallas, Texas 75244
Wilmington, DE 19801                           Attention: John S. Davis, Esq.,
                                                          Corporate Secretary

                   RE: DEMAND FOR INSPECTION OF  BOOKS AND RECORDS OF
                       CARREKER CORPORATION PURSUANT TO 8 DEL.C. SS.220

Dear Mr. Davis:

          As you are aware from our previously filed Schedules 13D and 13G, Prescott Group Capital Management, L.L.C. ("Prescott Capital") and certain limited partnerships of which it is the general partner, Prescott Group Aggressive Small Cap, L.P., Prescott Group Aggressive Small Cap II, L.P., Prescott Group Mid Cap, L.P. and Prescott Group Aggressive Mid Cap, L.P. (collectively the limited partnerships are referred to herein as the "Prescott Funds") beneficially own approximately 1.82 million shares, or approximately 7.4% of the common stock of Carreker Corporation ("Carreker" or the "Company"). In addition, Prescott Group Aggressive Small Cap, L.P. is the record holder of 100 shares of the Company's stock. Attached is a photocopy of the stock certificate.

          Prescott Capital is a long-term shareholder of Carreker stock. We purchased our first shares in late 2002 and voted them in favor of management in the succeeding elections. We have closely analyzed the Company and tried to understand its financial statements. We have become increasingly concerned, however, about the Company's direction, the lack of financial transparency, the enormous (and unexplained) percentage of gross profits diverted to sales, general and administrative (SG&A) expenses, and management's seeming unwillingness to either take the actions necessary to restore the Company to profitability or to explain adequately to shareholders why the Company's financial performance has been so miserable over the past five years.

          The results produced by the Company over the past four fiscal years and thus far in fiscal 2005 have been increasingly disturbing. Since the company posted 67 cents of earning per diluted share in fiscal 2000 on sales of $121 million and gross profits of $58 million, management has subsequently done little to preserve or enhance shareholder value as evidenced by the following facts:

          1. On January 31, 2001, Carreker's stock price was $25.69. As of Wednesday, November 16, the stock price was $4.75. Thus approximately 81% of shareholder value has evaporated in that period.

          2. During the past four fiscal years, revenues declined 2% (from $121 million to $119 million), gross profits were essentially flat, yet SG&A expenses have increased almost 47% (from $31.7 million to $46.5 million). Halfway through fiscal 2005, despite pledges to the contrary, sales and gross profit trends remain flat while SG&A expenses are only slightly lower.

          3. The Company has had 11 consecutive quarters of "nonrecurring" charges.

          4. In 2002 the Company discovered accounting irregularities that forced it to delay financial filings and restate historical financial results due to improper recognition of revenues on certain software licenses and service agreements, significantly damaging the Company's credibility with the investment community.

          5. Despite the above, the Board voted to raise the CEO's compensation from $353,590 in fiscal 2001 to $445,747 plus $90,270 in restricted stock awards in fiscal 2004.

          Prescott Capital has attempted to understand why the Company continues to spend so lavishly for no apparent return on investment, but the Company has refused to give any specific answers, using Regulation FD as an excuse not to communicate in a meaningful way with owners of the company. The Company says that it has compared its SG&A expenses against its peers and does not feel they are out of line. However, when Prescott Capital suggested the Company have its SG&A expenses benchmarked by an independent company considered by many to be the "gold standard" in this area of benchmarking, the Company refused. When Prescott Capital offered to fill the recently vacated Board seat so shareholders could have a truly independent director who would focus on delivering bottom-line results and speak for their interests, the Company refused. Instead it named a director who is a long time friend of the CEO, and who the Company now concedes is not deemed to be independent under the NASDAQ's listing requirements.

          Nor do the problems end there. The CEO has repeatedly stated that the future looks bright based on the Company's internal financial projections, but he will not share these projections with the shareholders and the Company's results continue to be extremely poor. Given the Company's lengthy economic decline we believe that it is imperative that the shareholders be permitted to examine some of the Company's internal information so they can draw a conclusion as to whether the Company is facing economic winds that it cannot overcome (a problem that does not seem to be affecting the Company's competitors) or whether it is being mismanaged. In particular, the stockholders need to be able to understand if the Company's large and growing SG&A expenses represent an inability or unwillingness to put an end to lavish and extravagant spending.

          Pursuant to Section 220 of the Delaware General Corporation Law, as amended, Prescott Capital on behalf of the Prescott Funds hereby demands the right (by its attorneys, accountants or other agents), during the usual hours of business, to inspect books and records of the Company and to make copies or extracts therefrom. The purpose of this demand is to allow Prescott Capital to investigate possible negligence and mismanagement at the Company. The gathering of this information is critical in determining the nature and extent of changes to the Company's management which Prescott Capital will pursue at the Company's next annual meeting. Depending upon what we find in the Company's books, we might (1) communicate with the Company's other shareholders about the appropriate actions the shareholders should take; and/or (2) solicit proxies to elect new, shareholder-friendly directors to the Company's board. If the books and records demonstrate wrongdoing by members of management we reserve the right to bring appropriate legal, equitable or administrative action.

          We request to see the following documents.

          1. The Company's stocklist materials including the most recent current list of stockholders (including the addresses, phone numbers and email addresses, and the number and kind of share held by each such stockholder), and any transfer.

          2. For the fiscal years 2002 to the present, detailed breakdowns of the Company's SG&A expenses, including any lists or workpapers showing the components of SG&A each year; detailed breakdowns of all salary or overhead-based expenses that are included in cost of revenue calculations; detail of research and development, restructuring, and capitalized expenditures which contain any elements of salary or overhead; breakdowns or documents showing any salaries, compensation, benefits or "perks" paid to or enjoyed by the Company's five most senior officers and its directors and any member of the Carreker family, whether related by blood or marriage (hereinafter "Senior Management"); documents listing expenditures (including items that are capitalized) for offices or office space used by Senior Management including art, antiques, and furniture; any documents showing or referring or relating to the use of automobiles, boats or aircraft by Senior Management; and any documents showing management's plans for cutting expenses or explaining why they were not cut.

          3. Minutes of all proceedings or meetings of directors of the Company for the period beginning February 1, 2002 to present.

          4. Any and all memoranda, writings and correspondence pertaining to expressions of interest by outside parties to acquire the Company or any of its assets within the past five years, including but not limited to any valuations of the Company or its assets where assumptions regarding the future level of SG&A expenses were made in an explicit or implicit manner.

          We are willing to enter into a confidentiality agreement to protect any legitimately confidential information in a form customary in the Court of Chancery of the State of Delaware, and will agree to the jurisdiction of that Court to enforce the terms of the agreement.

          Please have your counsel advise our counsel, Stephen E. Jenkins, where and when the aforementioned books, records and other documents will be available for inspection and copying. Mr. Jenkins may be reached at Ashby & Geddes, P.O. Box 1150, 222 Delaware Avenue, Wilmington, DE 19899 (telephone: 302-654-1888; facsimile: 302-654-2067; email: sjenkins@ashby-geddes.com).


                                   Very truly yours,



                                   Jeff Watkins
                                   President
                                   Prescott Group Capital Management

1) Verification and Power of Attorney


STATE OF OKLAHOMA                  )
                                   :  SS.
COUNTY OF TULSA                    )


BE IT REMEMBERED that the undersigned, Jeff Watkins, personally appeared before me, who being duly sworn, deposes and says:

1. That the foregoing is the undersigned's letter of demand for the inspection of designated stocklist materials and books and records of Carreker Corporation and that the statements made in such letter are true and correct.

2.   That the letter designates Ashby & Geddes and Stephen E. Jenkins and Steven
     T. Margolin and their respective partners, associates, employees, and other persons to be designated by them, acting together, singly, or in combination, as the undersigned's attorney or agent to conduct such inspection, and that the foregoing and this verification are the undersigned's power of attorney authorizing the foregoing persons to act on behalf of the undersigned.




                                                 _______________________________
                                                          Jeff Watkins


SWORN TO AND SUBSCRIBED BEFORE ME

this ____________ day of November, 2005.


__________________________
      Notary Public